Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com
July 7, 2023

VIA EDGAR

Eric McPhee
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2022
Filed February 21, 2023
Form 8-K Filed April 18, 2023
File No. 001-11718

Dear Mr. McPhee and Ms. Monick:

On behalf of Equity LifeStyle Properties, Inc. (the “Company”), this letter responds to your letter, dated May 17, 2023 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”).

Form 10-K for the year ended December 31, 2022

Non-GAAP Financial Measures, page 47

1.We refer you to your non-GAAP financial measures Funds from Operations, Normalized Funds from Operations, Property operating revenues, excluding deferrals, Income from property operations, excluding deferrals and property management, and Income from property operations, excluding deferrals. It appears that such non-GAAP measures are the result of a GAAP measure adjusted to add the change in your deferred revenue liability, having the effect of accelerating the recognition of revenues to recognize the entire amount of payments received as revenues in the current period, as opposed to recognizing the revenues over a 20 year period. Please tell us how you have determined these measures are not tailored measures as contemplated in Question 100.04 of the Non-GAAP C&DI.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Response:

We respectfully acknowledge the Staff’s comment, and we confirm that when preparing our 2022 Form 10-K, we considered U.S. Generally Accepted Accounting Principles (“GAAP”), the rules, regulations and applicable interpretive guidance (including related Compliance and Disclosure Interpretations (“C&DIs”)) of the SEC and its Staff, as well as the guidance by the National Association of Real Estate Investment Trusts, Inc. (“Nareit”) related to reporting Funds from Operations (“FFO”), including The Nareit Funds From Operations White Paper – 2018 Restatement (“2018 Nareit White Paper”).

Please see pages 41 to 45 of the 2022 Form 10-K for a discussion of our membership business which we purchased in 2008. We receive non-refundable upfront payments from membership upgrade contracts which provide certain upgraded rights and privileges for as long as the upgraded member maintains a membership in good standing. Upgraded membership rights include (i) increased length of consecutive stay, (ii) the ability to make earlier advance reservations, (iii) discounts on rental accommodations and (iv) access to additional properties, including non-membership recreational vehicle (“RV”) properties. In accordance with GAAP, since 2008, the non-refundable upfront payments and related commissions have been deferred and amortized on a straight-line basis over the estimated life of the upgrade contract.

We consider the sale of a right to use our real estate in exchange for a non-refundable upfront payment to be an activity unique to the real estate industry and to our Company in comparison to other public real estate investment trusts (“REITs”). There is no risk that our deferred revenue will not be recognized as revenue as we do not have any duty or legal obligation to provide any refunds for such upgrades. Although the upgrade rights are conveyed over the contract term, we are not required to deliver any incremental goods or services and are not subject to any contingencies, including in the later years. Other than the deferred sales commissions noted above, there are minimal incremental expenses associated with the membership upgrade contracts beyond the expenses to market and process the non-refundable upfront payments, all of which are expensed in the period incurred.

Since 2008, FFO and the other non-GAAP financial measures we present have consistently included adjustments with respect to the treatment of the non-refundable upfront payments that we receive in connection with our membership upgrade contracts. We believe that FFO and the other non-GAAP financial measures we present, together with our financial statements and other disclosures, effectively illustrate the impact of the revenue and expenses associated with this unique revenue stream on our business.

Such adjustments are clear, detailed and understandable, are immaterial, have been consistently applied since 2008 and are not misleading individually tailored measures as contemplated in Question 100.04 of the C&DIs on Non-GAAP Financial Measures.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

We believe Net income available for Common Stockholders (“NI”) computed under GAAP remains the primary measure of performance, and that FFO and the other non-GAAP financial measures we present are only meaningful when used in conjunction with NI computed under GAAP. However, FFO and the other non-GAAP financial measures we present are critical operations metrics which provide our investors and analysts with supplemental measures used by management to assess the effectiveness and profitability of our portfolio and illustrate how management views our business. For example, Normalized Funds from Operations (“NFFO”) is used in part by our Board of Directors (the “Board”) to set compensation performance measures for our executive management team. Specifically, fifty percent of the annual restricted stock awards granted to our executive management team are subject to NFFO-based performance conditions. In addition, the non-refundable upfront payments fluctuate as we revise our upgrade program for market conditions. Accordingly, adjusting for the deferred membership revenues and related commissions in FFO and our other non-GAAP financial measures promotes year-to-year consistency in presentation by normalizing changes in our upgrade program and the deferral period and therefore providing continued visibility into the growth of our membership upgrade business. When evaluating potential acquisitions of RV communities that offer membership sales, management underwrites these acquisitions based on expected cash flows, including membership upgrade sales, on a year-by-year basis.

The impact of the adjustments to our non-GAAP financial measures is easily identified and understood by an investor given the comprehensive disclosures, including the reconciliations set forth in the 2022 Form 10-K on pages 48, 49, 50 and F-27. Based on our discussions with our investors and analysts, they have demonstrated their understanding of the GAAP treatment applied to this portion of our real estate business and that this important aspect of our business merits additional disclosure in a manner that is beneficial to their understanding of our operations. Our investors and analysts have noted to us that they use FFO, NFFO and our other non-GAAP financial measures to assess the effectiveness of our operations and to value our membership business based on annual sales revenue and expenses and appreciate both understanding further how management views this aspect of the business as well as the consistency of the presentation on a year-by-year basis. Accordingly, we believe these adjustments, together with our additional disclosures, make our operations transparent and understandable and are useful to, and appreciated by, our investors and analysts.

Question 102.01 of the C&DIs on Non-GAAP Financial Measures, notes that “[t]he staff accepts NAREIT’s definition of FFO in effect as of May 17, 2016 as a performance measure.” We believe that adjusting for the impact of the deferral activity in our calculation of FFO is consistent with “Nareit’s intention…to establish a standard supplemental REIT industry-wide metric that would address certain limitations associated with the measurement of net income in accordance with GAAP for real estate operating companies such as equity REITs,” as noted in the 2018 Nareit White Paper. We believe our membership upgrade revenue stream is unique to our Company in comparison to other public REITs and that it is appropriate to include in our calculation of FFO because doing so is consistent with the principles employed by Nareit for its other adjustments. For example, a membership upgrade relates solely to the right to use our membership properties, taking the form of numerous transactions providing each buyer of an upgraded membership with specified rights to use our properties, akin to selling elements of our real estate as described in section V(C) of the 2018 Nareit White Paper.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Lastly, we believe the disclosures in the 2022 Form 10-K satisfy each of the requirements of Item 10(e) of Regulation S-K. The fulsome nature of the disclosure in the 2022 Form 10-K presents the GAAP treatment and FFO, NFFO and our other non-GAAP measures in a manner that is clear and conspicuous and is not misleading to investors. Our presentation has no greater prominence than the presentation of our NI (the most directly comparable GAAP financial measure), we provide a quantitative reconciliation of FFO, NFFO and our other non-GAAP financial measures to NI, we disclose the reasons we believe FFO, NFFO and our other non-GAAP financial measures are appropriate performance measures for a real estate company and provide useful information to investors regarding our results of operations, we specifically state that FFO, NFFO and our other non-GAAP financial measures should not be considered as an alternative to NI computed in accordance with GAAP, we do not exclude charges or liabilities that required or will require cash settlement, we do not exclude any items identified as being non-recurring, infrequent or unusual, no such non-GAAP financial measures are presented on the face of our financial statements and the titles and descriptions are clearly distinguishable from any relevant GAAP financial measure.

2.We note your presentation of the measures Income from home sales and other and Income from rental operations, net of depreciation, on page 52. Please clarify for us if such measures are non-GAAP measures, and tell us how you made that determination. To the extent they are non-GAAP measures, please revise your disclosures in future filings to provide the disclosures required by Regulation G and Item 10(e) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and confirm that Income from rental operations, net of depreciation and Income from home sales and other are non-GAAP measures. In future communications and Exchange Act reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, we will revise our disclosure to remove the references to Income from rental operations, net of depreciation and Income from home sales.

3.We note your presentation of Property operating expenses, excluding deferrals and property management and Income from property operations, excluding deferrals and property management on page 50. Please tell us, and revise your disclosure to address, how you believe these non-GAAP financial measures provide useful information to investors. In addition, please clarify for us how you determined property management expense is not a normal, recurring, cash operating expense necessary to operate your business. Please refer to Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP C&DI.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Response:

We respectfully acknowledge the Staff’s comment. We present the non-GAAP measures Income from property operations, excluding deferrals and property management and Property operating expenses, excluding deferrals and property management to demonstrate the operational profitability of our properties on an aggregate basis, excluding corporate level expenses that are not linked to the direct operation of the properties. These non-GAAP measures are critical operational metrics that our management team uses to assess the effectiveness and profitability of our portfolio and that our Board utilizes in part to set the compensation of our management team. Based on discussions with our investors and analysts, we believe these are key metrics that they use to assess the effectiveness of our operations.

We have reviewed the guidance under Question 100.01 of the C&DIs on Non-GAAP Financial Measures, which indicates that “presenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.” We respectfully advise the Staff that we have considered this guidance, and we believe that the exclusion of deferrals and property management expenses from our calculation of Income from property operations, excluding deferrals and property management and Property operating expenses, excluding deferrals and property management, is not misleading.

As discussed in our May 24, 2012 response to the Staff’s comment letter dated May 15, 2012, our property management expenses include expenses associated with certain support functions that are not direct costs of operating the properties. As an example, the expenses associated with indirect costs such as off-site payroll and certain administrative and professional expenses are included in property management expenses. We believe that most public REITs include the expenses we group under property management expenses directly in their General and administrative expenses. Therefore, our exclusion of property management expenses is analogous to the exclusion of General and administrative expenses from property level net operating income or income from property operations, which is consistent practice by other public REITs. While both expenses may include normal, recurring cash operating expenses for our Company’s general corporate operations, such expenses are not allocable to the direct operation of our properties and consequently a permissible adjustment that, as discussed further below, is not misleading. Our more granular presentation of property management expenses separately from General and administrative expenses only provides greater transparency for our investors and analysts, and therefore should not result in different treatment. Further, based on our frequent discussions with investors and analysts, we believe they exclude property management expenses when valuing our property operations.

We have reviewed our measures in accordance with Rule 100(b) and determined the measure is not misleading. To do so, we considered the nature and effect of the non-GAAP adjustment and how it relates to our operations, revenue generating activities, business strategy, industry and regulatory environment. NI is our primary performance measure. The non-GAAP financial measures are reconciled to NI and presented as supplemental measures to evaluate the direct revenues and expenses of direct property operations. Changing our presentation to include expenses not related to direct property operating expenses would be misleading and inconsistent with how management evaluates and manages its property operations.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Pursuant to Rule 100(b), we also evaluated property management expenses “together with the information accompanying that measure and any other accompanying discussion of that measure.” Both Income from property operations and the adjusted measure Income from property operations, excluding deferrals and property management are included in our presentation, allowing investors to consider and compare both measures. Additionally, our reconciliation on page 50 of our 2022 Form 10-K clearly identifies the adjustments used to calculate these measures, and the rationale for the presentation of these measures is clear and concise. Our investors and analysts are able to understand what the measures represent and why they are used, and they have acknowledged the usefulness of such information. In future communications and Exchange Act reports, beginning with our Quarterly Report on Form 10‑Q for the quarter ended June 30, 2023, we intend to disclose additional information regarding property management expenses and how presenting property operating expenses and income from property operations, excluding deferrals and property management costs is useful and meaningful to investors and analysts. We will revise our disclosure as follows (revisions underlined):

Income from Property Operations and Core Portfolio

We use income from property operations, income from property operations, excluding deferrals and property management, and Core Portfolio income from property operations, excluding deferrals and property management, as alternative measures to evaluate the operating results of our Properties. Income from property operations represents rental income, membership subscriptions and upgrade sales, utility and other income less property and rental home operating and maintenance expenses, real estate taxes, sales and marketing expenses and property management expenses. Income from property operations, excluding deferrals and property management, represents income from property operations excluding property management expenses and the impact of the GAAP deferrals of membership upgrade sales upfront payments and membership sales commissions, net. Property management represents the expenses associated with indirect costs such as off-site payroll and certain administrative and professional expenses. For comparative purposes, we present bad debt expense within Property operating and maintenance in the current and prior periods. We believe that this Non-GAAP financial measure is helpful to investors and analysts as a measure of the operating results of our properties, excluding items that are not directly related to the operation of the properties.

Our Core Portfolio consists of our Properties owned and operated during all of 2022 and 2023. Core Portfolio income from property operations, excluding deferrals and property management, is useful to investors for annual comparison as it removes the fluctuations associated with acquisitions, dispositions and significant transactions or unique situations. Our Non-Core Portfolio includes all Properties that were not owned and operated during all of 2022 and 2023. This includes, but is not limited to, four RV communities and one membership RV community acquired during 2022 and one RV community acquired during 2023. The Non-Core Properties also include Fish Tale Marina, Fort Myers Beach, Gulf Air, Palm Harbour Marina, Pine Island and Ramblers Rest.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Consolidated Statements of Income and Comprehensive Income, page F-6

4.We note your presentation of Membership upgrade sales current period, gross and
Membership upgrade sales upfront payments, deferred, net within Total revenues on the face of the income statement. Please tell us how you determined it was appropriate to present such measures on a gross basis. Alternatively, please revise your income statements in future filings to remove such items from the face of the income statement. Refer to ASC 606-10-55-46 through 53.

Response:

We acknowledge the Staff’s comment, and we confirm that when preparing our consolidated statements of income and comprehensive income (the “IS”) in our 2022 Form 10-K, we considered GAAP and ASC 606-10-55-46 through 53.

As discussed in our response to Comment 1 above, we receive non-refundable upfront payments from membership upgrade contracts which provide the applicable member with specified rights with respect to their use of the applicable membership properties. In accordance with GAAP, since 2008, the non-refundable upfront payments and related commissions are deferred and amortized on a straight-line basis over the membership upgrade contract term. Since 2008, we have presented Membership upgrade sales current period, gross and Membership upgrade sales upfront payments, deferred, net within Total revenues of the income statement. While we believe this presentation is meaningful to our investors and analysts, in future communications and Exchange Act reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, we intend to remove the gross presentation of Membership upgrade sales current period, gross and Membership upgrade sales upfront payments, deferred, net within Total revenues on the face of the IS. We will present the net Membership upgrade sales in the line, Membership upgrade sales, within Total revenues on the face of the IS. We will also present Membership sales and commissions on a net basis within Total expenses on the face of the IS. Additionally, we will add a financial footnote that is consistent with Note 11 of our 2022 Form 10-K.

Consolidated Statements of Cash Flows, page F-9

5.We note that you disclose a reclassification in each period in the supplemental information to the statements of cash flows from net investment in real estate into other assets. Please tell us what this reclassification represents.

Response:

We respectfully acknowledge the Staff’s comment and believe it would be helpful initially to provide the Staff with background on the transactions relating to this reclassification.

Background

Our “financial statements” are defined as the consolidated balance sheets (the “BS”), the IS, consolidated statements of changes in equity, consolidated statements of cash flows (the “SOCF”) and the related notes thereto.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

As described on page 1 of the 2022 Form 10-K, we are a fully integrated owner of lifestyle-oriented properties consisting of property operations, home sales and rental operations, primarily within manufactured homes (“MH”) and RV communities and marinas. Our business model is to lease the land we own to owners of MHs and cottages, RVs and/or boats either on a long-term or short-term basis. The owners of MHs lease individual developed areas in our MH communities. An additional, but much smaller, segment of our business is to sell or lease MHs that we own at our properties. Renting our vacant MHs represents, among other things, an attractive source of occupancy. We generally do not decide whether to lease or to sell MHs at the time of our purchase of such MHs. The decision to lease or sell the MH is based on market conditions at the property, and we may market both a rental and sales price for a MH. Further, we may modify or cancel an order prior to fulfillment.

Historical data shows that most MHs are rented for a period of time upon delivery to us. Therefore, MHs are initially classified in Buildings and other depreciable property, within Net investment in real estate on the BS. As we initially classify MHs as a depreciable asset, which we fully expect may be used as a productive asset unless otherwise sold to a customer outright, we have historically presented the cash paid to purchase MHs as Cash flows from investing activities (“CFFI”) on the SOCF. Once the MHs are ready to be leased, we begin recording depreciation, consistent with the guidance in ASC Topic 360 – Property, Plant, and Equipment.

Once we complete a sales transaction with an identified buyer, the specific MH is transferred from Net investment in real estate to Other assets, net, before immediately being derecognized from the BS at the time of sale. We do not believe the sale is probable until closing, and thus only reclassify MHs when the sale is complete. Of note, historically, we have experienced cancellation rates between 20-30% after execution of the purchase contract.

Upon closing the sale, the net book value of the MH sold is reclassified to Cost of home sales and the sale transaction is recognized as Gross revenues from home sales, consistent with our revenue recognition policies outlined in Note 2 of our 2022 Form 10-K. Additionally, as described above, at the time of closing, we reduce Net investment in real estate offset by a change in Other assets, net (i.e., a noncash transfer as presented on the SOCF). This noncash transfer is the activity we disclose within the supplemental information disclosure and is the subject of the Staff’s comment (such disclosure of the noncash transfer, the “Supplemental Information”). As MHs are classified as an operating asset at the time the sale is complete and proceeds are received (consistent with home sales being a component of our normal course of business operations), the cash impact of the sale is recorded within the Cash flows from operating activities (“CFFO”) on the SOCF through the reduction in the balance of Other assets.

This historical presentation resulted from our efforts to align the presentation of the cash outflows with the BS classification and the presentation of the cash inflows with the IS. Specifically, as MHs are first placed into a productive asset class and depreciation expense begins to be recognized on the IS, we classify the cash used to purchase MHs within CFFI on the SOCF consistent with ASC 230-10-45-13(c) Then, subsequent to the sale of a MH and the recognition of Gross revenues from home sales and Cost of home sales on the IS, we classify the cash proceeds received in CFFO consistent with ASC 230-10-45-16(a).

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

In response to the Staff’s comment, we reassessed our current and prior financial statements and concluded that there was a classification error in the SOCF included in our 2022 Form 10-K, as well as in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. Specifically, we have concluded that the predominance principle discussed in ASC 230-10-45-22 through 22a was not being applied appropriately in relation to the MH asset class.

As discussed in ASC 230-10-45-22A, the predominance principle provides that, in situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification shall depend on the activity that is likely to be the predominant source or use of cash flows for the item. Based on further analysis with respect to the application of the predominance principle, we have determined that all cash flows (i.e., both outflows and inflows) associated with the MH business for the periods referenced above should be included within the operating section of the SOCF as the predominant source of cash flow comes from the proceeds from the sale of MHs and is a part of our ordinary business activities.

Following our finding of a classification error, we completed a materiality analysis pursuant to SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”) and other relevant guidance to determine the appropriate method of correcting the error. We considered both a quantitative analysis associated with the differences to the specific CFFO and CFFI line items on the SOCF together with a qualitative analysis of relevant factors. Based on this analysis, we concluded that a reasonable investor would not consider the error to be a material misstatement. As a result, we plan to correct the error in future communications and Exchange Report filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

We have analyzed the other statements included within the Consolidated Financial Statements and have concluded that the current treatment of MHs on the BS and IS were and remain appropriate.

Analysis of Materiality under SAB 99

When assessing the impact of the error, we considered SAB 99, SAB 108, and several additional resources to develop a view on materiality, including ASC Topic 250 – Accounting Changes and Error Corrections, the Financial Accounting Standards Board’s Concepts Statement No. 2, the March 9, 2022 Statement of Acting Chief Accountant Paul Munter, and the Supreme Court’s interpretations of materiality set forth in TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976) and Basic, Inc. v. Levinson, 485 U.S. 224 (1988), which advised us that a determination of materiality is not a mechanical exercise, but rather a holistic and objective review of both quantitative and qualitative factors, specific circumstances, and how a reasonable investor would view the total mix of information.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Quantitative Analysis

To assess the quantitative significance of a misstatement in the financial statements, we evaluated the impact to the key metrics identified on Page 47 of our 2022 Form 10-K, specifically, the GAAP metrics of NI, CFFO, CFFI, and Cash flows from financing activities. We also evaluated the impact to the non-GAAP metrics of Income from property operations and Core Portfolio, FFO, NFFO and Income from rental operations, net of depreciation.

The error we identified solely impacts CFFO and CFFI in the SOCF and does not impact NI or any of the non-GAAP measures that we have included in our filings and other communications to help investors assess and measure our overall financial and operating performance. Our analysis herein focuses on the key metrics identified which are impacted by the change in presentation on the SOCF, CFFO and CFFI.

The below table summarizes the quantitative impact to CFFO and CFFI in the SOCF for the years ended December 31, 2020, 2021, and 2022 and the three months ended March 31, 2023.

Operating Activities
	2020	2021	2022	Q1 2023
CFFO Reported	$466,537	$595,052	$599,336	$194,461
Correction	(49,125)	(86,025)	(123,522)	(35,481)
CFFO with Correction	$417,412	$509,027	$475,814	$158,980

Percent Impact of Correction	11%	14%	21%	18%

Investing Activities
	2020	2021	2022	Q1 2023
CFFI Reported	$(450,379)	$(914,455)	$(525,589)	$(101,928)
Correction	49,125	86,025	123,522	35,481
CFFI with Correction	$(401,254)	$(828,430)	$(402,067)	$(66,447)

Percent Impact of Correction	11%	9%	24%	35%

Total Cash and Restricted Cash Impact	$0	$0	$0	$0

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

We also considered how a reasonable investor would have reviewed the financial statements, including the SOCF Supplemental Information described above. The table below presents a reconciliation of the MH correction to the amounts we have historically reported on the SOCF including the Supplemental Information. We believe the inclusion of the Supplemental Information in the SOCF is representative of how an investor would have understood the cash flow activity, and therefore it is relevant in the context of measuring the materiality of the error.

Operating Activities
	2020	2021	2022	Q1 2023
CFFO Reported	$466,537	$595,052	$599,336	$194,461
SOCF Supplemental Information	(38,845)	(81,062)	(96,103)	(15,907)
CFFO with Supplemental Information	$427,692	$513,990	$503,233	$178,554

Dollar Impact of Correction	10,280	4,963	27,419	19,574
Percent Impact of Correction	2%	1%	5%	11%

Investing Activities
	2020	2021	2022	Q1 2023
CFFI Reported	$(450,379)	$(914,455)	$(525,589)	$(101,928)
SOCF Supplemental Information	38,845	81,602	96,103	15,907
CFFI with Supplemental Information	$(411,534)	$(832,853)	$(429,486)	$(86,021)

Percent Impact of Correction	2%	1%	6%	23%

Total Cash and Restricted Cash Impact	$0	$0	$0	$0

Based on the quantitative analysis above and the qualitative factors discussed below, we do not consider the corrective change to the comparative periods for this disclosure to be material to the users of the financial statements.

Qualitative Analysis

We also assessed the qualitative impact of the errors on the impacted accounts, disclosures, trends, and the financial statements as a whole that have been filed with the SEC.

Based on our meetings with investors and analysts and considering information which is publicly disclosed, including quarterly supplemental materials and investor presentations, we believe that investors do not place significant reliance on CFFO and CFFI in making investment decisions about our Company with respect to its operational performance. In reaching this conclusion, we considered:

•The amount of the noncash transfer for each period was prominently displayed to our investors in the Supplemental Information for each period (Net investment in real estate – reclassification of rental homes).

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

•Based on our frequent discussions with investors and analysts regarding our business model, operating performance, balance sheet management and other relevant topics, we believe our investors are primarily focused on NI and FFO. As indicated by Nareit on its website, FFO is “…the most commonly accepted and reported measure of REIT operating performance.” Our investor materials corroborate a focus on FFO. Neither NI nor our reporting of FFO were impacted by the misstatements.
•REIT investors are also focused on NFFO, which adjusts FFO for certain items. Similarly, our investor materials corroborate a focus on NFFO. NFFO was not impacted by the misstatements.
•REIT investors also are significantly focused on property operating revenues and income from property operations, which are included in our MD&A disclosures and investor presentations. Such measures are critical as they provide investors with information about operating performance of our investment in our properties. Such measures were not impacted by the misstatements.
•REITs also disclose a measure in their investor materials called Funds available for distribution (“FAD”). FAD is computed as FFO less non-revenue capital expenditures. FAD thus is another measure that is widely accepted in the REIT industry as a means of evaluating REIT performance. FAD was not impacted by the misstatements.
•As of the most recent balance sheet date, March 31, 2023, we had total debt of $3.2 billion. Of such amount, we had scheduled secured debt maturities of $91.5 million in 2023, $9.9 million in 2024, and $92.5 million in 2025. The Company’s long-term debt strategy includes mitigation of refinance risk. As a result of related disclosures, investors are aware of our annual scheduled debt maturities. Our disclosures also provide information about our access to capital to meet liquidity requirements. Therefore, liquidity information is presented without direct reference or citation of the SOCF.

In summary, neither the information in our earnings releases nor its operating results tables presented in its MD&A are impacted by the misstatements for any period since 2020. Our earnings calls transcripts also include no discussion of CFFO or CFFI, we did not receive questions from analysts about these measures, and these topics were not mentioned in our analyst Q&A sessions after each of our earnings calls since 2020.

We also fully recognized that there were two distinct sources and uses of cash flows from our ownership of MHs. In an effort to ensure that our investors understood the cash flow impact related to such MHs, we included what we believed were clear and transparent disclosures to help the users of its financial statements understand the cash flows attributable to MH activity. Such disclosures included the following:

•Purchases of MHs reflected within capital expenditures within CFFI
•Table in MD&A breaking out capital expenditures with a footnote to New and used home investments that states “net proceeds from new and used homes sales are reflected in operating activities”

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

•Noncash impact of the correction of the MH balances from Net investment in real estate to Other assets (which ultimately represents the most significant component of Cost of home sales) included in cash flow supplemental information
•Proceeds of MH sales reflected in operating activities through the change in Other assets

For all the reasons outlined above, we do not believe that investors primarily look to the classification subtotals within our SOCF in making their investment decisions with respect to our Company and our operational performance. Instead, investors primarily rely on the information in our IS and non-GAAP financial measures, none of which were impacted by this misstatement. Furthermore, we believe the disclosures around the cash flows related to MHs were clear and transparent to users of the financial statements, and our financial statements considered as a whole provided appropriate disclosures to allow users to understand the activity related to the purchases and sales of MHs.

SAB 99 includes a list of possible qualitative factors that an entity might consider when assessing how a reasonable investor considers materiality. In assessing the materiality of the MH matter noted above in accordance with SAB 99, we considered the following factors:

Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate?
The misstatement can be precisely measured and does not involve any estimation.

Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?
No – We did not hide a failure to meet analysts’ consensus expectations for the enterprise, and the error did not impact key performance measures. Furthermore, as the disclosures around the activity related to MHs were clear and transparent to users of the financial statements, our financial statements considered as a whole provided appropriate disclosures to allow users to understand the activity related to the purchases and sales of MHs.

Does the misstatement mask a change in earnings or other trends?
No – The error relates to the presentation of cash flows only and does not impact earnings or other trends.

Does the misstatement change a loss into income or vice versa?
No – The error relates to the presentation of cash flows only and does not impact earnings or other trends.

Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?
No – We have two segments, Property Operations and Home Sales and Rental Operations, as disclosed in Note 17 of our 2022 Form 10-K. The Property Operations segment comprises $448 million (98%) of our total income from operations of $458 million, and is the segment of more focus for investors, given its size and given that it represents our ongoing site revenue business. The error was limited to our Home Sales and Rental Operations segment and did not impact the Property Operations segment. We do not disclose any cash flow information in our segment disclosures.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Does the misstatement affect the registrant’s compliance with regulatory requirements?
No – The error identified had no impact on our compliance with regulatory requirements.

Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?
No – CFFO and CFFI are not components of our loan covenants. Therefore, the misstatement does not affect our compliance with loan covenants or other contractual requirements. Furthermore, our debt portfolio does not include near term maturities whereby an investor would be placing additional focus on CFFO as a means of evaluating our ability to meet maturities or to secure additional financing for maturing debt.

Does the misstatement have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?
No – CFFO and CFFI are not components used to determine management’s compensation. Therefore, the misstatement did not have the effect of increasing management’s compensation for any period presented.

Does the misstatement involve concealment of an unlawful transaction?
No – The error was a result of a misapplication of the predominance and cash flow matching principles of US GAAP. No unlawful transaction was concealed as a result of this error.

Does the misstatement impact the volatility of the price of a registrant’s securities?
No – Consistent with our discussion above, the error does not impact our key reporting metrics of NI, FFO, or other measures of key focus of investors, and we do not believe that the correction will impact the volatility of the price of our securities.

Was the misstatement intentional in order to “manage” reported earnings?
No – The situation does not exist as the error does not impact our earnings.

Consideration of the Impact on the Company’s Liquidity
The error represents a classification error that impacted CFFO and CFFI. Neither our total reported cash balance nor cash activity in aggregate were impacted. This error does not impact metrics used by investors to evaluate our liquidity. As noted above, we do not have near term debt maturity concerns which may heighten an investor’s focus on CFFO. Furthermore, we believe the error did not impact an investor’s determination as to our ability to service our debt as this evaluation would more likely consider NI, FFO, and total cash flows and is less sensitive to CFFO.

Other information communicated in documents containing audited financial statements that may reasonably be expected to influence economic decisions of the users of the financial statements (i.e. management discussion and analysis).
As discussed above, the error did not impact any key metrics and it is not expected to influence economic decisions of users of the financial statements.

Related Parties and known users
The error identified did not involve related parties or known users.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Relevance to dividend levels
The error does not impact historical dividends or our expectations to meet future dividend distributions. The error involves the presentation of the SOCF only and does not impact our historical or expected liquidity levels.

Conclusion

In summary, the above assessment supports our position that a reasonable investor would not view the misstatement as material. First, there was no error in our total cash flows, and no error in amounts reported on our IS or BS. The error was contained to the portion of the cash flows under CFFI rather than being presented entirely in CFFO. We are of the view that a reasonable investor would view total cash flows as more relevant to our performance rather than the positive cash flows from CFFO, which were overstated, nor our cash investments reported in CFFI, which were also overstated by the same amount. Furthermore, based on our many and frequent meetings with investors and analysts, we do not believe that investors primarily look to the categories within our cash flow statements in making investment decisions with respect to our Company and in evaluating our operational performance. Instead, investors primarily rely on our total cash flows, our BS and IS and the aforementioned non-GAAP financial measures, none of which were impacted by this error.

Second, as stated above and as shown in the 2022 Form 10-K excerpts in Appendix A, we presented clear and unambiguous disclosures as to how cash flows were presented for these MH assets. A reasonable investor would already have a clear understanding of our presentation of MH activity on our cash flows, and thus the error and its subsequent correction to be reported prospectively do not change a reasonable investor’s understanding of the financial information presented.

On the basis of the above analysis, which considers both the quantitative analysis associated with the differences to the specific CFFO and CFFI line items on the SOCF and the qualitative analysis of relevant factors, we conclude that a reasonable investor would not consider the error to be a material misstatement. We have prepared this response with the assistance of our legal counsel and this response has been reviewed by our independent registered public accounting firm.

In future communications and Exchange Act reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, we plan to correct amounts for prior periods in the SOCF and disclose the correction of an immaterial error.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(n) Casualty related charges/(recoveries), net, page F-16

6.Please tell us your accounting policy for recognizing insurance recoveries, addressing not only recoveries for damages to property, but also clean up costs and business interruption. Please include this accounting policy in your future periodic reports, or tell us how you determined such disclosure is not necessary. Further, with respect to your insurance recovery revenue accrual of $40.6 million, please tell us how you determined that the recovery of the loss is probable at December 31, 2022. In addition, please clarify for us what is meant by your disclosure on page 44 that you have received proofs of loss from your insurance carrier.

Response:

We carry comprehensive insurance coverage for losses resulting from property damage and environmental liability and business interruption claims on all of our properties. In accordance with GAAP, we record the estimated amount of expected insurance proceeds for property damage, clean-up costs and other losses incurred as an asset (typically a receivable from our insurance carriers) and income up to the amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the losses incurred and any amount of insurance recovery related to business interruption are considered a gain contingency and will be recognized in the period in which the insurance proceeds are received. We believe our policy is consistent with ASC 610.

Based upon a thorough examination of our insurance policies and the nature of the damages and costs incurred related to Hurricane Ian being covered under such policies, we determined it was appropriate to record insurance recovery revenue to offset the loss recognized in the financial statements for the year ended December 31, 2022. We determined recovery of the loss related to Hurricane Ian was probable as of December 31, 2022, as we believe the receipt of cash from our insurance carriers is likely to occur. These determinations were based on the review of the costs included in our claim submissions, the relevant policy language and our historical insurance recovery experience related to past storm events.

The purpose of our disclosure on page 44 of the 2022 Form 10-K regarding proofs of loss was to disclose that, as of February 21, 2023, we had received documentation from our insurance carriers indicating their commitment to pay, which we believe provided helpful information so that our investors could better understand the progress of our claim submission process. Based on our historical experience, the claim review and payment process will continue for an extended period, and our disclosure reflects our belief that our recovery of the remaining amounts of our claim remains probable as the claim review progresses.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

In future communications and Exchange Act reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, we will include in our summary of significant accounting policies footnote the following insurance recoveries accounting policy:

Insurance Recoveries

We carry comprehensive insurance coverage for losses resulting from property damage and environmental liability and business interruption claims on all of our properties. We record the estimated amount of expected insurance proceeds for property damage, clean-up costs and other losses incurred as an asset (typically a receivable from our insurance carriers) and income up to the amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the losses incurred and any amount of insurance recovery related to business interruption are considered a gain contingency and will be recognized in the period in which the insurance proceeds are received.

Schedule III, page S-1

7.We note the reconciliation on page S-14. Specifically, we note the $134M reduction in gross investment in real estate within the line item Dispositions and other, Please tell us what this amount represents.

Response:

As discussed in our response to Comment 5 above, the line item Disposition and other includes the transfer of MHs from Buildings and other depreciable property to Other assets, net. The gross transfer of MHs during the year ended December 31, 2022 was approximately $109 million. The remaining amount primarily relates to (i) the disposition of fully depreciated assets related to the Westwinds ground leases that terminated in August 2022 and (ii) the write-off of impaired assets related to Hurricane Ian during the year ended December 31, 2022. In future communications and Exchange Act reports, beginning with our Annual Report on Form 10-K for the year ended December 31, 2023, we intend to present the MH activity in a separate line item in the reconciliation in Schedule III – Real Estate and Accumulated Depreciation.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Form 8-K Filed April 18, 2023
Exhibit 99.1
Guidance, page ii

8.We note you have provided several forward-looking non-GAAP measures, but have not provided quantitative reconciliations to the most directly comparable GAAP financial measures. Please revise your presentation in future filings to provide the required reconciliations, or, if relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DI.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future communications and Exchange Act reports, beginning with our Quarterly Earnings Press Release and Supplemental Information for the quarter ended June 30, 2023, we intend to provide a quantitative reconciliation of our forward-looking range of NI per diluted share, to both FFO per diluted share and NFFO per diluted share.

We respectfully advise the Staff that we are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K and do not intend to provide reconciliations to the most directly comparable GAAP measures for our forward-looking Core Portfolio and Non-Core Portfolio non-GAAP measures (Core and Non-Core Income from property operations, excluding deferrals and property management). We are unable to provide such reconciliations without unreasonable effort due to the multiple components of the calculation which includes only those properties owned for comparable periods and excludes all corporate level activity. These components impacting both our Core and Non-Core portfolios, include, but are not limited to: (i) scheduled or implemented rate increases on community, resort and marina sites; (ii) scheduled or implemented rate increases in annual payments under membership subscriptions; (iii) occupancy changes; (iv) costs to restore property operations and potential revenue losses following storms or other unplanned events and (v) other nonrecurring/unplanned income or expense items. Such components may not be within our control, may vary between periods and cannot be reasonably predicted. These unavailable reconciling items could significantly impact our future financial results. We believe such reconciliations would be unhelpful to investors and could imply a degree of precision and certainty regarding measures that are inherently difficult to forecast. For the same reasons, we are unable to address the probable significance of the unavailable information. In future communications and Exchange Act reports, beginning with our Quarterly Earnings Press Release and Supplemental Information for the quarter ended June 30, 2023, we intend to include a disclosure regarding our reliance on the exception in Item 10(e)(1)(i)(B) similar to the following:

This press release includes certain forward-looking information, including Core and Non-Core Income from property operations, excluding deferrals and property management, that is not presented in accordance with GAAP. In reliance on the exception in Item 10(e)(1)(i)(B) of Regulation S-K, we do not provide a quantitative reconciliation of such forward-looking information to the most directly comparable financial measure calculated and presented in accordance with GAAP, where we are unable to provide a meaningful or accurate calculation

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

or estimation of reconciling items and the information is not available without unreasonable effort. This includes, for example, (i) scheduled or implemented rate increases on community, resort and marina sites; (ii) scheduled or implemented rate increases in annual payments under membership subscriptions; (iii) occupancy changes; (iv) costs to restore property operations and potential revenue losses following storms or other unplanned events and (v) other nonrecurring/unplanned income or expense items, which may not be within our control, may vary between periods and cannot be reasonably predicted. These unavailable reconciling items could significantly impact our future financial results.

If you require additional information or have any questions about this letter, please call me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC,

/s/ Paul Seavey
Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:	Brent Wyper, Ernst & Young, LLP
Larry P. Medvinsky, Esq., Morrison Foerster LLP

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Appendix A

Management's Discussion and Analysis (continued)

Home Sales and Other

The following table summarizes certain financial and statistical data for our Home Sales and Other Operations:

(amounts in thousands, except home sales volumes)	2022	2021	Variance	% Change
Gross revenue from new home sales [(1)]	$ 116,790	$ 94,160	$ 22,630	24.0 %
Cost of new home sales [(1)]	104,684	88,404	16,280	18.4 %
Gross profit from new home sales	12,106	5,756	6,350	110.3 %
Gross revenue from used home sales	4,401	4,297	104	2.4 %
Cost of used home sales	4,212	5,910	(1,698)	(28.7)%
Gross profit (loss) from used home sales	189	(1,613)	1,802	111.7 %
Gross revenue from brokered resales and ancillary services	58,988	54,060	4,928	9.1 %
Cost of brokered resales and ancillary services	30,116	26,309	3,807	14.5 %
Gross profit from brokered resales and ancillary services	28,872	27,751	1,121	(4.0)%
Home selling and ancillary operating expenses	27,321	23,538	3,783	16.1 %
Income from home sales and other	$ 13,846	$ 8,356	$ 5,490	(65.7)%
Home sales volumes:				
New home sales [(2)]	1,176	1,163	13	1.1 %
New Home Sales Volume - ECHO JV	*78*	*82*	*(4)*	*(4.9)%*
Used home sales	337	432	(95)	(22.0)%
Brokered home resales	808	735	73	9.9 %

(1) New home sales gross revenue and costs of new home sales do not include the revenue and costs associated with our ECHO JV.
(2) Total new home sales volume includes home sales from our ECHO JV through December 22, 2022. On December 22, 2022, we completed the purchase of all homes held by the ECHO JV.

Income from home sales and other was $13.8 million for 2022, an increase of $5.5 million compared to 2021. The increase in income from home sales and other was primarily due to an increase in gross profit from new home sales as a result of an increase in the number of new homes sold and an increase in the average sales price during the year ended December 31, 2022, compared to the year ended December 31, 2021.

Rental Operations

The following table summarizes certain financial and statistical data for our MH Rental Operations:

(amounts in thousands, except rental unit volumes)	2022	2021	Variance	% Change
Rental operations revenue [(1)]	$ 42,871	$ 48,202	$ (5,331)	(11.1)%
Rental home operating and maintenance	5,367	5,674	(307)	(5.4)%
Income from rental operations	37,504	42,528	(5,024)	(11.8)%
Depreciation on rental homes [(2)]	10,060	10,548	(488)	(4.6)%
Income from rental operations, net of depreciation	$ 27,444	$ 31,980	$ (4,536)	(14.2)%
Gross investment in new manufactured home rental units [(3)]	$ 237,816	$ 226,761	$ 11,055	4.9 %
Gross investment in used manufactured home rental units	$ 14,685	$ 16,100	$ (1,415)	(8.8)%
Net investment in new manufactured home rental units	$ 196,053	$ 184,539	$ 11,514	6.2 %
Net investment in used manufactured home rental units	$ 8,210	$ 8,700	$ (490)	(5.6)%
Number of occupied rentals – new, end of period	2,481	3,038	(557)	(18.3)%
Number of occupied rentals—used, end of period	330	424	(94)	(22.2)%

(1) Consists of Site rental income and home rental income. Approximately $27.7 million and $31.5 million for the years ended December 31, 2022 and December 31, 2021, respectively, of Site rental income is included in MH base rental income in the Core Portfolio Income from Property Operations table. The remainder of home rental income is included in rental home income in our Core Portfolio Income from Property Operations table.
(2) Presented in Depreciation and amortization in the Consolidated Statements of Income and Comprehensive Income.
(3) New home cost basis in 2021 does not include the costs associated with our ECHO JV. On December 22, 2022, we completed the acquisition of all manufactured homes held by the ECHO joint venture for a purchase price of $10.0 million.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Equity LifeStyle Properties, Inc.
Consolidated Statements of Cash Flows
(amounts in thousands)

	Years Ended December 31,		
	2022	2021	2020
Supplemental information:			
Cash paid for interest, net	$ 111,871	$ 104,137	$ 100,686
Net investment in real estate – reclassification of rental homes	$ 96,103	$ 81,062	$ 38,845
Other assets, net – reclassification of rental homes	$ (96,103)	$ (81,062)	$ (38,845)
Real estate acquisitions:			
Investment in real estate	$ (141,588)	$ (631,541)	$ (248,100)
Notes receivable, net	(772)	—	—
Other assets, net	—	(4,443)	(153)
Debt assumed	—	39,986	6,873
Deferred membership revenue	315	—	
Accounts payable and other liabilities	1,131	9,833	174
Rents and other customer payments received in advance and security deposits	901	14,265	2,139
OP Units issued	—	34,004	—
Real estate acquisitions, net	$ (140,013)	$ (537,896)	$ (239,067)
Business acquisitions:			
Intangibles	$ —	$ (33,250)	$ —
Goodwill	—	(9,586)	—
Other assets, net	—	(933)	—
Accounts payable and other liabilities	—	2,000	—
Acquisition of business, net	$ —	$ (41,769)	$ —
Real estate dispositions:			
Investment in real estate	$ —	$ 52	$ —
Loss on sale of real estate, net	—	(59)	—
Real estate dispositions, net	$ —	$ (7)	$ —

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
July 7, 2023

Equity LifeStyle Properties, Inc.
Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements present the results of operations, financial position and cash flows of ELS, its majority-owned and controlled subsidiaries and variable interest entities ("VIEs") in which ELS is the primary beneficiary. Intercompany balances and transactions have been eliminated.

The Operating Partnership meets the criteria as a VIE, where we are the general partner and controlling owner of approximately 95.3%. The limited partners do not have substantive kick-out or participating rights. Our sole significant asset is our investment in the Operating Partnership, and consequently, substantially all of our assets and liabilities represent those assets and liabilities of the Operating Partnership. Additionally, we have the power to direct the Operating Partnership's activities and the obligation to absorb its losses or the right to receive its benefits. Accordingly, we are the primary beneficiary, and we have continued to consolidate the Operating Partnership.

Equity method of accounting is applied to entities in which ELS does not have a controlling interest or for VIEs in which ELS is not considered the primary beneficiary, but with respect to which it can exercise significant influence over the operations and major decisions. Our exposure to losses associated with unconsolidated joint ventures is primarily limited to the carrying value of these investments. Accordingly, distributions from a joint venture in excess of our carrying value are recognized in earnings.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. All property and site counts and acreage amounts are unaudited.

(c) Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

(d) Investment in Real Estate

Investment in real estate is recorded at cost less accumulated depreciation. Direct and indirect costs related to real estate improvement projects are capitalized, including salaries and related benefits of employees who are directly responsible for and spend their time on the execution and supervision of such projects. Land improvements consist primarily of improvements such as grading, landscaping and infrastructure items, such as streets, sidewalks or water mains. Improvements to buildings and other depreciable property include clubhouses, laundry facilities, maintenance storage facilities, rental units and furniture, fixtures and equipment.

For development and expansion projects, we capitalize direct project costs, such as construction, architectural and legal, as well as, indirect project costs such as interest, real estate taxes and salaries and related benefits of employees who are directly involved in the project. Capitalization of these costs begins when the activities and related expenditures commence and cease when the project, or a portion of the project, is substantially complete and ready for its intended use.

Depreciation is computed on a straight-line basis based on the estimated useful lives of the associated real estate assets.

	Useful Lives (in years)
Land and Building Improvements	10-30
Manufactured Homes	10-25
Furniture, Fixture and Equipment	5
In-place leases	Expected term
Above and below-market leases	Applicable lease term